SALES AGREEMENT



December 6, 2004

CANTOR FITZGERALD & CO.
135 East 57th Street
New York, NY 10022

Dear Sirs/Ladies:

     Excel Maritime Carriers Ltd., a corporation incorporated under the laws of the Republic of Liberia (the "Company"), confirms its agreement (this "Agreement") with Cantor Fitzgerald & Co. ("CF&Co"), as follows:

     1. Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it will issue and sell through CF&Co, acting as agent and/or principal, up to 2,200,000 shares (the "Shares") of the Company's Class A common stock, $0.01 par value ("Common Stock"); provided, however, that with respect to "At-The-Market" sales (as defined in Section 3 hereof), the aggregate sales price shall not exceed $32,110,000, which represents less than ten percent (10%) of the aggregate market value of the outstanding Common Stock held by non-affiliates of the Company in accordance with Rule 415 of the Securities Act of 1933, as amended (the "Act"). Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitations set forth in this Section 1 on the number and aggregate sales price of Shares issued and sold under this Agreement shall be the sole responsibility of the Company, and CF&Co shall have no obligation in connection with such compliance. The issuance and sale of Shares through CF&Co will be effected pursuant to the Registration Statement (as defined below) filed by the Company and declared effective by the Securities and Exchange Commission (the "Commission").

     2. Placements. Each time that the Company wishes to issue and sell Shares hereunder (each, a "Placement"), it will notify CF&Co of the proposed terms of such Placement. If CF&Co wishes to accept such proposed terms (which it may decline to do for any reason in its sole discretion) or, following discussions with the Company, wishes to accept amended terms, CF&Co will issue to the Company a written notice setting forth the terms that CF&Co is willing to accept, including without limitation the number of Shares ("Placement Shares") to be issued, the manner(s) in which sales are to be made, the date or dates on which such sales are anticipated to be made, any minimum price below which sales may not be made, and the capacity in which CF&Co may act in selling Shares hereunder (as principal, agent or both) (a "Placement Notice"), the form of which is attached hereto as Schedule 1. Subject to paragraph 3 below relating to privately negotiated transactions for which the amount of compensation payable to CF&Co shall be higher, the amount of compensation to be paid by the Company to CF&Co with respect to each Placement shall be three percent (3%) of gross proceeds for each Placement. The terms set forth in a Placement Notice will not be binding on the Company or CF&Co unless and until the Company delivers written notice of its acceptance of all of the terms of such Placement Notice (an "Acceptance"); provided, however, that neither the Company nor CF&Co will be bound by the terms of a Placement Notice unless the Company delivers to CF&Co an Acceptance with respect thereto prior to 4:30 p.m. (New York time) on the Business Day (as defined below) following the Business Day on which such Placement Notice is delivered to the Company. It is expressly acknowledged and agreed that neither the Company nor CF&Co will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until CF&Co delivers a Placement Notice to the Company and the Company accepts such Placement Notice by means of an Acceptance, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control.

     3. Sale of Placement Shares by CF&Co. Subject to the terms and conditions of this Agreement and the applicable Placement Notice, upon the Acceptance of a Placement Notice, and unless the sale of the Placement Shares described therein has been suspended or otherwise terminated in accordance with the terms of this Agreement, CF&Co will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. CF&Co will provide written confirmation to the Company no later than the opening of the Trading Day next following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the compensation payable by the Company to CF&Co with respect to such sales, and the Net Proceeds (as defined below) payable to the Company. CF&Co may sell Placement Shares by any method permitted by law deemed to be an "At the Market" offering as defined in Rule 415 of the Act, including without limitation sales made directly on the American Stock Exchange (the "Exchange"), on any other existing trading market for the Common Stock or to or through a market maker. CF&Co may also sell Placement Shares in privately negotiated transactions, for which the amount of compensation to be paid by the Company to CF&Co shall be five and three-quarter percent (5 3/4%) of the gross proceeds with respect to such privately negotiated sales. Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Company acknowledges and agrees that (i) there can be no assurance that CF&Co will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) CF&Co will incur no liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by CF&Co to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such Placement Shares as provided under this Section 3. For the purposes hereof, "Trading Day" means any day on which Common Stock is purchased and sold on the principal market on which the Common Stock is listed or quoted.

     4. Suspension of Sales. The Company or CF&Co may, upon notice to the other party in writing or by telephone (confirmed immediately by verifiable facsimile transmission), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair either party's obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Company agrees that no such notice shall be effective against CF&Co unless it is made to one of the individuals named on Schedule 2 hereto, as such Schedule may be amended from time to time.

     5. Settlement.

     (a) Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the third (3rd) Business Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each a "Settlement Date"). The amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Placement Shares sold ("Net Proceeds") will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for (i) CF&Co's commission, discount, or other compensation for such sales payable by the Company pursuant to Section 2 or
Section 3 hereof, as the case may be, (ii) any other amounts due and payable by the Company to CF&Co hereunder pursuant to Section 7(h) hereof, and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

     (b) Delivery of Shares. On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting CF&Co's or its designee's account at The Depository Trust Company through its Deposit Withdrawal Agent Commission System or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, CF&Co will deliver the related Net Proceeds in same day funds delivered to an account designated by the Company prior to the Settlement Date. If the Company defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 10 hereto, it will (i) hold CF&Co harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to CF&Co any commission, discount, or other compensation to which it would otherwise have been entitled absent such default.

     6. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, CF&Co that:

     (a) The Common Stock is registered pursuant to Section 12(b) of the Exchange Act (as hereinafter defined) and the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Commission (the "Commission Documents") for the past two (2) years, and all of such filings have been made on a timely basis. The Common Stock is currently listed on the Exchange under the trading symbol "EXM". The Company meets the requirements of Form F-3 under the Act and the rules and regulations thereunder ("Rules and Regulations") including but not limited to the transactions requirements for an offering made by the issuer set forth in Instruction I.B.1 to Form F-3. The Company has filed a registration statement on Form F-3 (Registration Statement No. 333-120259) with respect to an aggregate of $200,000,000 of securities of the Company, which was declared effective by the Commission on November 19, 2004 (as amended or supplemented, the "Registration Statement"). The Registration Statement, including the base prospectus contained therein (the "Base Prospectus") was prepared by the Company in conformity with the requirements of the Act and all applicable Rules and Regulations. A prospectus supplement (the "Prospectus Supplement", and together with the Base Prospectus and any amendment thereto and all documents incorporated therein by reference, the "Prospectus") will be prepared by the Company in conformity with the requirements of the Act and all applicable Rules and Regulations and will be filed with the Commission in the manner and time frame required by the Act and the Rules and Regulations. Any amendment or supplement to the Registration Statement or Prospectus required by this Agreement will be so prepared and filed by the Company, and, as applicable, the Company will use its best reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or threatened by the Commission. Copies of all filings made by the Company under the Act and all Commission Documents that were filed with the Commission on or within the two years prior to the date of this Agreement have either been delivered to CF&Co or made available to CF&Co on the Commission's Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR"). Any reference herein to the Registration Statement, the Prospectus, or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated (or deemed to be incorporated) by reference therein, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement or Prospectus shall be deemed to refer to and include the filing after the execution hereof of any document with the Commission deemed to be incorporated by reference therein.

     (b) Each part of the Registration Statement, when such part became or becomes effective, and the Prospectus, on the date of filing thereof with the Commission and at each Settlement Date, conformed or will conform in all material respects with the requirements of the Act and the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Prospectus, on the date of filing thereof with the Commission and at each Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished to the Company by CF&Co specifically stating that it is intended for use in the Registration Statement, the Prospectus, or any amendment or supplement thereto.

     (c) The documents incorporated by reference in the Registration Statement or the Prospectus, or any amendment or supplement thereto (the "Disclosure Documents"), when they became effective under the Act or were filed with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, conformed in all material respects with the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Registration Statement or the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; except that the foregoing will not apply to statements or omissions in any such document made in reliance on information furnished to the Company by CF&Co specifically stating that it is intended for use in any such document

     (d) The consolidated financial statements and financial schedules of the Company and the subsidiaries of the Company listed on Schedule 3 hereto (collectively, the "Subsidiaries", and each, individually, a "Subsidiary"), together with the related notes set forth or incorporated by reference in the Registration Statement and Prospectus, have been and will be prepared in accordance with Regulation S-X under the Act and with United States generally accepted accounting principles consistently applied at the times and during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present and will fairly present the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments).

     (e) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of Liberia with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement and Prospectus; and the Company is duly qualified as a foreign entity to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure, individually or in the aggregate, to be so qualified and be in good standing would not have a material adverse effect on
(i) the consolidated business, operations, properties, financial condition, reputation, prospects or results of operations of the Company and its Subsidiaries taken as a whole, or (ii) the ability of the Company to perform its obligations under this Agreement and consummate the transactions contemplated hereunder (collectively, a "Material Adverse Effect").

     (f) Each Subsidiary of the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has full corporate power and authority to own, lease and operate its properties and conduct its business as described in the Registration Statement and Prospectus and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified would not have a Material Adverse Effect.

     (g) Except as described in the Prospectus, all of the vessels described in the Prospectus as owned by the Company or by a Subsidiary of the Company are owned directly by Subsidiaries of the Company. The Subsidiaries listed on
Schedule 3 hereto are the only subsidiaries of the Company and except for the Subsidiaries and as otherwise listed on Schedule 3 hereto, the Company owns no beneficial interest, directly or indirectly, in any corporation, partnership, joint venture, limited liability company or other entity.

     (h) Each of the Company and its Subsidiaries has (i) good and marketable title to all of the properties and assets owned by it, free and clear of all liens, charges, claims, security interests or encumbrances (collectively, "Encumbrances"), other than Encumbrances that would not have a Material Adverse Effect, and (ii) possession under all material leases to which it is party as lessee. All leases to which the Company or any of its Subsidiaries is a party are valid and binding and no material default has occurred and is continuing thereunder, and no event or circumstance that with the passage of time or giving of notice, or both, would constitute such a material default has occurred and is continuing, and, to the best knowledge of the Company, no defaults by the landlord exist under any such leases.

     (i) The Company has authorized and outstanding capitalization as set forth in the Prospectus under the caption "Capitalization" as of the dates indicated in the Prospectus, and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and have been issued in compliance with all applicable United States federal, state and foreign securities laws; and all of the issued shares of capital stock of each Subsidiary of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and the shares of such Subsidiary are owned directly or indirectly by the Company, are held free and clear of all Encumbrances.

     (j) The Shares have been duly authorized and, when issued, delivered and paid for pursuant to this Agreement, will be validly issued and fully paid and non-assessable, free and clear of all Encumbrances and will be issued in compliance with all applicable United States federal, state and foreign securities laws; the capital stock of the Company, including the Common Stock, conforms in all material respects to the description thereof contained in the Registration Statement and the Common Stock, including the Placement Shares, will conform to the description thereof contained in the Prospectus as amended or supplemented. Neither the stockholders of the Company, nor any other person or entity have any preemptive rights or rights of first refusal with respect to the Placement Shares or other rights to purchase or receive any of the Placement Shares or any other securities or assets of the Company, and no person has the right, contractual or otherwise, to cause the Company to issue to it, or register pursuant to the Act, any shares of capital stock or other securities or assets of the Company upon the issuance or sale of the Placement Shares.

     (k) Neither the Company nor any of its Subsidiaries has sustained since the date of the latest audited financial statements included in its most recent Annual Report on Form 20-F (and after the date hereof included or incorporated by reference in the Prospectus) any material loss or interference with the business of the Company and its Subsidiaries, taken as a whole, including without limitation, from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree; subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectus, (i) neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations, direct or contingent, or entered into any transactions, not in the ordinary course of business, that are material to the Company and its Subsidiaries taken as a whole, and (ii) since the date of the latest audited financial statements included or incorporated by reference in the Prospectus there has not been any material change, on a consolidated basis, in the authorized capital stock of the Company and its Subsidiaries, any material increase in the short-term debt or long-term debt of the Company and its Subsidiaries, on a consolidated basis, or any Material Adverse Effect, or any development reasonably likely to cause a Material Adverse Effect.

     (l) On the date hereof, and except as set forth in the Prospectus, there is no legal, governmental, administrative or other claim, proceeding, investigation, action, suit or inquiry pending, or, to the Company's knowledge, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or to which the Company or any of its Subsidiaries is or may be a party or to which any property of the Company or any of its Subsidiaries is or may be the subject, or against any officer, director or employee of the Company or any such Subsidiary in connection with such person's employment therewith that, if determined adversely to the Company or any of its Subsidiaries, could individually or in the aggregate have, or reasonably be expected to have, a Material Adverse Effect on the general affairs, business, prospects, management, consolidated financial position, stockholders' equity or results of operations of the Company and its Subsidiaries taken as a whole. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or government agency or instrumentality which could have a Material Adverse Effect.

     (m) There are no legal or governmental proceedings, contracts or documents of the Company or any of its Subsidiaries that are required to be described in or filed as exhibits to the Commission Documents, Registration Statement or any of the documents incorporated by reference therein by the Act or the Exchange Act or by the rules and regulations of the Commission thereunder that have not been so described or filed as required.

     (n) All necessary action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as rights to indemnification and contribution hereunder may be limited by applicable law and except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether applied in a proceeding in law or equity).

     (o) Neither the Company nor any of its Subsidiaries is in violation of any provisions of its charter, bylaws or any other governing document as amended and in effect on and as of the date hereof or in default (and no event has occurred which, with notice or lapse of time or both, would constitute a default) under any indenture, mortgage, deed of trust, loan or credit agreement or any provision of any instrument or contract to which it is a party or by which it is bound that, individually or in the aggregate, could have a Material Adverse Effect.

     (p) Executing and delivering this Agreement and the issuance and sale of the Shares and the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not result in (i) a breach or violation of any of the terms and provisions of, or constitute a default under, any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan or credit agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which any of them is bound or to which any of the property of the Company or any of its Subsidiaries is subject, (ii) a violation of the Company's charter or by-laws, or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of its properties or (iii) the creation of any material Encumbrance upon any assets of the Company or of any of its Subsidiaries or the triggering, solely as a result of the Company's execution and delivery of this Agreement, of any preemptive or anti-dilution rights or rights of first refusal or first offer, or any similar rights (whether pursuant to a "poison pill" provision or otherwise), on the part of holders of the Company's securities or any other person. Neither the Company nor any of its Subsidiaries or affiliates, nor any person acting on its or their behalf, has issued or sold any shares of Common Stock or securities or instruments convertible into, exchangeable for and/or otherwise entitling the holder thereof to acquire shares of Common Stock which would be integrated with the offer and sale of the Shares hereunder.

     (q) The Company and its Subsidiaries have not violated and are in compliance with all laws, statutes, ordinances, regulations, rules and orders of any foreign, federal, state or local government and any other governmental department or agency, and any judgment, decision, decree or order of any court or governmental agency, department or authority, except for such violations or noncompliance which, individually or in the aggregate, would not have a Material Adverse Effect.

     (r) The Company and its Subsidiaries possess all such licenses, permits, consents, orders, certificates or authorizations issued by the appropriate federal, state, foreign or local regulatory agencies or judicial or governmental bodies that are necessary to conduct their business as described in the Prospectus except for licenses, permits, consents, orders, certificates, authorizations, approvals, franchises or rights, the absence of which, individually or in the aggregate, would not have a Material Adverse Effect; the Company and its Subsidiaries have not received any notice of proceedings or investigations relating to the revocation or modification of any such licenses, permits, consents, orders, certificates, authorizations, approvals, franchises or rights which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect. No consent, approval, authorization, permit, or order of, or filing with, any court or governmental or self regulatory agency or body is required for the issue and sale of the Shares and the consummation by the Company of the transactions contemplated by this Agreement, except the filing with the Commission of the Registration Statement (including the Prospectus) and amendments and supplements to the Registration Statement and Prospectus related to the issue and sale of the Shares and such consents, approvals, authorizations, registrations or qualifications as have already been obtained or made or as may be required under state securities or Blue Sky laws.

     (s) On the date hereof, and after the date hereof other than as set forth in the Prospectus, the Company and its Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is prudent, reasonable and customary for companies engaged in similar businesses in similar industries; neither the Company nor any of its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance; all such insurance is outstanding and in full force and effect and neither the Company nor any Subsidiary has received any notice of cancellation or proposed cancellation relating to such insurance.

     (t) On the date hereof, and after the date hereof other than as set forth in the Prospectus, the Company and each of its Subsidiaries have obtained all environmental permits, licenses and other authorizations required by federal, state, foreign and local law, including any applicable regulations and standards adopted by the International Maritime Organization, relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), in order to conduct their businesses as described in the Prospectus except where the failure to obtain a particular environmental permit, license, or authorization, has not or could not reasonably be expected to, either individually or in the aggregate, result in a Material Adverse Effect; the Company and each of its Subsidiaries are conducting their businesses in compliance with such permits, licenses and authorizations and with applicable environmental laws, except where the failure to be in compliance would not have a Material Adverse Effect; and, except as described in the Prospectus, the Company is not in violation of any federal, state, foreign or local law or regulation relating to the storage, handling, disposal, release or transportation of hazardous or toxic materials except for such violations or noncompliance which, individually or in the aggregate, would not have a Material Adverse Effect.

     (u) In the ordinary course of its business, the Company conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Company and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities which, individually or in the aggregate, would not have a Material Adverse Effect.

     (v) Ernst & Young, which has audited the financial statements of the Company and its Subsidiaries included in the Prospectus, is an independent public accountant as required by the Act and the Rules and Regulations.

     (w) No forward looking statement within the meaning of Section 27A of the Act and Section 21E of the Exchange Act contained in the Commission Documents, the Registration Statement or the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

     (x) The Company and each of its Subsidiaries own or possess sufficient legal rights to all patents, trademarks, service marks, tradenames, copyrights, trade secrets, licenses, information and proprietary rights and processes necessary for their respective businesses as now conducted (collectively, the "Company Intellectual Property Rights") without any conflict with, or infringement of, the rights of others, except where the failure to own or possess such Company Intellectual Property Rights, individually or in the aggregate, would not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written communications alleging that the Company or any of its Subsidiaries has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, service marks, tradenames, copyrights, trade secrets or other proprietary rights or processes of any other person or entity. All Company Intellectual Property Rights are enforceable and there is no existing infringement by any person of such Company Intellectual Property Rights. All patent applications that have been filed by the Company or any of its Subsidiaries with the Patent and Trademark Office have been duly filed by the Company or such Subsidiary, as applicable, has taken all actions reasonably necessary to maintain the prosecution of such patent applications.

     (y) On each Settlement Date and each Filing Date (as defined in Section 7(m) below), the Company shall be deemed to have confirmed (i) the accuracy and completeness, as of such date, of each representation and warranty made by it in this Agreement, as if each such representation and warranty were made on and as of such date, and (ii) that the Company has complied with all of the agreements to be performed by it hereunder at or prior to such date.

     (z) The Company was not, for the immediately preceding taxable year, treated as, will not, for the current taxable year, be treated as, and does not anticipate that, for any subsequent taxable year, it will be treated as a "passive foreign investment company," a "foreign investment company" or a "foreign personal holding company" for United States federal income tax purposes.

     (aa) The Company has filed all United States federal, state and local and foreign income tax returns which have been required to be filed, except in any case in which the failure to so file would not have a Material Adverse Effect.

     (bb) The Company has paid all United States federal, state and local and foreign taxes required to be paid and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing would otherwise be delinquent, except, in all cases, for any such tax, assessment, fine or penalty that is being contested in good faith and except in any case in which the failure to so pay would not result in a Material Adverse Effect.

     (cc) The Company is not a party to any agreement with an agent or underwriter for any other "At-the-Market" or continuous equity transaction.

     (dd) The Company acknowledges and agrees that CF&Co has informed the Company that CF&Co may, to the extent permitted under the Act and the Exchange Act, purchase and sell shares of Common Stock for its own account while this Agreement is in effect provided that (i) no such purchase or sales shall take place while a Placement Notice is in effect (except to the extent CF&Co may engage in sales of Placement Shares purchased or deemed purchased from the Company as a "riskless principal" or in a similar capacity) and (ii) the Company shall not be deemed to have authorized or consented to any such purchases or sales by CF&Co.

     7. Covenants of the Company. The Company covenants and agrees with CF&Co that:

     (a) After the date of this Agreement and during the period in which a prospectus relating to the Shares is required to be delivered by CF&Co under the Act, the Company will notify CF&Co promptly of the time when any subsequent amendment to the Registration Statement has been filed with the Commission and has become effective or any subsequent supplement to the Prospectus has been filed and of any request by the Commission for any amendment or supplement to the Registration Statement or Prospectus or for additional information; it will prepare and file with the Commission, promptly upon CF&Co's request, any amendments or supplements to the Registration Statement or Prospectus that, in CF&Co's reasonable opinion, may be necessary or advisable in connection with the distribution of the Shares by CF&Co (provided, however that the failure of CF&Co to make such request shall not relieve the Company of any obligation or liability hereunder, or affect CF&Co's right to rely on the representations and warranties made by the Company in this Agreement); the Company will submit to CF&Co a copy of any amendment or supplement to the Registration Statement or Prospectus relating to the Common Stock of the Company or a security convertible into the Common Stock of the Company a reasonable period of time before the filing; and it will furnish to CF&Co at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or Prospectus; and the Company will cause each amendment or supplement to the Prospectus to be filed with the Commission as required pursuant to the applicable paragraph of Rule 424(b) of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed.

     (b) The Company will advise CF&Co, promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such a stop order should be issued.

     (c) Within the time during which a prospectus relating to the Shares is required to be delivered by CF&Co under the Act, the Company will comply with all requirements imposed upon it by the Act and by the Rules and Regulations, as from time to time in force, and will file on or before their respective due dates all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14, 15(d), if applicable, or any other provision of or under the Exchange Act. If during such period any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or Prospectus to comply with the Act, the Company will immediately notify CF&Co to suspend the offering of Shares during such period and the Company will promptly amend or supplement the Registration Statement or Prospectus (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

     (d) The Company will use its commercially reasonable efforts to cause the Shares to be listed on the Exchange and to qualify the Shares for sale under the securities laws of such jurisdictions as CF&Co designates and to continue such qualifications in effect so long as required for the distribution of the Shares; provided that the Company shall not be required in connection therewith to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

     (e) The Company will furnish to CF&Co and its counsel (at the expense of the Company) copies of the Registration Statement, the Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or Prospectus that are filed with the Commission during the period in which a prospectus relating to the Shares is required to be delivered under the Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as CF&Co may from time to time reasonably request and, at CF&Co's request, will also furnish copies of the Prospectus to each exchange or market on which sales of Shares may be made.

     (f) The Company will furnish to CF&Co for a period of three (3) years from the date of this Agreement such information as reasonably requested by CF&Co regarding the Company or its Subsidiaries.

     (g) The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company's current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) of the Act and Rule 158 of the Rules and Regulations.

     (h) The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay all expenses incident to the performance of its obligations hereunder, not including fees of counsel for CF&Co, but including expenses relating to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each Prospectus and of each amendment and supplement thereto, (ii) the preparation, issuance and delivery of the Shares, (iii) the fees and disbursements of the Company's counsel and accountants in connection with negotiating this agreement and performing its obligations hereunder, (iv) the qualification of the Shares under securities laws in accordance with the provisions of Section 7(d) of this Agreement, including filing fees in connection therewith, (v) the printing and delivery to CF&Co of copies of the Prospectus and any amendments or supplements thereto, and of this Agreement,
(vi) the fees and expenses incurred in connection with the listing or qualification of the Shares for trading on the Exchange, or (vii) filing fees and expenses, if any, of the Commission and the National Association of Securities Dealers, Inc. Corporate Finance Department or (viii) the cost of publication of a tombstone ad in The Wall Street Journal.

     (i) The Company will use the Net Proceeds as described in the Prospectus.

     (j) Without the written consent of CF&Co, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock (other than the Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Stock, warrants or any rights to purchase or acquire, Common Stock during the period beginning on the fifth (5th) Trading Day immediately prior to the date on which any Acceptance of a Placement Notice is delivered to CF&Co hereunder and ending on the fifth (5th) Trading Day immediately following the final Settlement Date with respect to Shares sold pursuant to such Placement Notice; and without the written consent of CF&Co, the Company will not directly or indirectly in any other "at-the-market" or continuous equity transaction offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock (other than the Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Stock, warrants or any rights to purchase or acquire, Common Stock prior to the later of the termination of this Agreement and the thirtieth (30th) day immediately following the final Settlement Date with respect to Shares sold pursuant to such Placement Notice; provided, however, that such restrictions will not be applicable to the Company's issuance or sale of (i) Common Stock, options to purchase shares of Common Stock or Common Stock issuable upon the exercise of options, pursuant to any employee or director stock option or benefits plan, stock ownership plan or dividend reinvestment plan (but not shares subject to a waiver to exceed plan limits in its dividend reinvestment plan) of the Company whether now in effect or hereafter implemented, and (ii) Common Stock issuable upon conversion of securities or the exercise of warrants, options or other rights in effect or outstanding on the date hereof, and disclosed in writing to CF&Co.

     (k) The Company will, at any time during the term of this Agreement, as supplemented from time to time, advise CF&Co immediately after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect any opinion, certificate, letter or other document provided to CF&Co pursuant to this Agreement.

     (l) The Company will cooperate with any bring-down due diligence review conducted by CF&Co or its agents, including, without limitation, providing information and making available documents and senior corporate officers, as CF&Co may reasonably request; provided, however, that the Company shall be required to make available senior corporate officers only (i) at the Company's principal offices and (ii) during the Company's ordinary business hours.

     (m) The Company agrees that on such dates as the Rules and Regulations shall require, the Company will (i) file a prospectus supplement with the Commission under the applicable paragraph of Rule 424(b) under the Act (each and every filing under Rule 424(b), a "Filing Date"), which prospectus supplement will set forth, within the relevant period, the amount of Shares sold through CF&Co, the Net Proceeds to the Company and the compensation payable by the Company to CF&Co and (ii) deliver such number of copies of each such prospectus supplement to each exchange or market on which such sales were effected as may be required by the rules or regulations of such exchange or market.

     (n) On the date that the Registration Statement is declared effective or on each Filing Date and each time that (i) the Registration Statement shall be amended or the Prospectus supplemented (other than a supplement filed pursuant Rule 424(b) under the Act that contains solely the information confirmed to the Company by CF&Co pursuant to Section 7(m) above) or (ii) there is filed with the Commission any document incorporated by reference into the Registration Statement or the Prospectus, the Company shall furnish or cause to be furnished to CF&Co forthwith a certificate dated the date of filing with the Commission of such supplement, or other document, or the date of the effectiveness of the Registration Statement or such amendment, as the case may be, in the form attached hereto as Exhibit 8(i) to the effect that the representations and warranties made by the Company in this Agreement are true and correct on such date as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement or the Prospectus as amended and supplemented to such time) and that the Company has complied with all of the agreements to be performed by it at or prior to such date.

     (o) On the date that the Registration Statement is declared effective or, in connection with the Initial Placement, such date thereafter as CF&Co shall request, and each time that (i) the Registration Statement is amended or the Prospectus supplemented (other than a supplement filed pursuant Rule 424(b) under the Act that contains solely the information confirmed to the Company by CF&Co pursuant to Section 7(m) above) or (ii) there is filed with the Commission any document incorporated by reference into the Prospectus, the Company shall furnish or cause to be furnished forthwith to CF&Co and to counsel to CF&Co a written opinion of Seward & Kissel LLP, counsel to the Company ("Company Counsel"), or other counsels satisfactory to CF&Co, and Liberian counsel to the Company and such other counsel to be determined and reasonably satisfactory to CF&Co practicing law in jurisdictions in which subsidiaries of the Company may then be organized ("Special Counsel"), dated the date of effectiveness of the Registration Statement or amendment, or the date of filing with the Commission of such supplement or other document, as the case may be, in form and substance satisfactory to CF&Co and its counsel, in substantially the forms attached hereto as Exhibits 8(e)(1) and 8(f)(1) respectively (for the date of effectiveness of the Registration Statement) and Exhibits 8(e)(2) and 8(f)(2) respectively (for subsequent dates), but modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such opinion.

     (p) On the date that the Registration Statement is declared effective or, in connection with the Initial Placement, such date thereafter as CF&Co shall request, and each time that the Registration Statement is amended or the Prospectus supplemented to include additional amended financial information or there is filed with the Commission any document incorporated by reference into the Registration Statement or the Prospectus which contains additional amended financial information, the Company shall cause its independent accountants reasonably satisfactory to CF&Co, forthwith to furnish CF&Co letters (the "Comfort Letters"), dated the date of effectiveness of the Registration Statement or such amendment, or the date of filing of such supplement or other document with the Commission, as the case may be, in form and substance satisfactory to CF&Co, (i) confirming that they are independent public accountants within the meaning of the Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants' "comfort letters" to underwriters in connection with registered public offerings (the first such letter, the "Initial Comfort Letter") and (iii) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectus, as amended and supplemented to the date of such letter.

     (q) The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than CF&Co.

     Notwithstanding anything to the contrary contained herein, the parties hereto agree that the obligations of the Company under Sections 7(n), 7(o) and 7(p) shall terminate at the earlier of (i) the termination of the Agreement pursuant to Section 12 and (ii) upon the issuance, sale, placement and settlement of all of the Shares hereunder.

     8. Covenants of CF&Co. The Company covenants and agrees with CF&Co that:

     (a) CF&Co will not issue any press release or place any tombstone ad related to a Placement made under this Agreement unless a copy thereof has been submitted to the Company and the Company has not reasonably objected thereto.

     (b) CF&Co acknowledges that from time to time, in its capacity as sales agent under this Agreement, CF&Co may be in possession of material non-public information with respect to the Company or its securities, and that it is aware of the applicable provisions of the United States securities laws and the rules and regulations of the Securities and Exchange Commission promulgated thereunder applicable to purchases and sales of securities of the Company for its own account at such times. CF&Co agrees that is shall not, directly or indirectly, for its own account, purchase, sell or otherwise engage in transactions involving, relating to or based upon any Company securities at any such time when it is in receipt of material non-public information.

     9. Conditions to CF&Co's Obligations. The obligations of CF&Co hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein and in the applicable Placement Notices, to the due performance by the Company of its obligations hereunder, to the completion by CF&Co of a due diligence review satisfactory to CF&Co in its reasonable judgment, and to the continuing satisfaction (or waiver by CF&Co in its sole discretion) of the following additional conditions:

     (a) The Registration Statement shall have become effective and shall be available for the resale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by CF&Co and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

     (b) None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission or any other federal or state governmental, administrative or self regulatory authority during the period of effectiveness of the Registration Statement, the response to which would require any amendments or supplements to the Registration Statement or the Prospectus; (ii) the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company's reasonable determination that a post-effective amendment to the Registration Statement would be appropriate.

     (c) CF&Co shall not have advised the Company that the Registration Statement or Prospectus, or any amendment or supplement thereto, contains an untrue statement of fact that in CF&Co's opinion is material, or omits to state a fact that in CF&Co's opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

     (d) Except as contemplated and appropriately disclosed in the Prospectus, or disclosed in the Company's reports filed with the Commission, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized capital stock of the Company and its Subsidiaries, or any Material Adverse Effect, or any development that may reasonably be expected to cause a Material Adverse Effect, or a downgrading in or withdrawal of the rating assigned to any of the Company's securities by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company's securities, the effect of which, in the sole judgment of CF&Co (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectus.

     (e) CF&Co shall have received the opinions of Company Counsel required to be delivered pursuant Section 7(o) on or before the date on which such delivery of such opinion is required pursuant to Section 7(o).

     (f) CF&Co shall have received the opinion of Special Counsel required to be delivered pursuant to Section 7(o) on or before the date on which such delivery of such opinion is required pursuant to Section 7(o).

     (g) CF&Co shall have received the Comfort Letter required to be delivered pursuant Section 7(p) on or before the date on which such delivery of such letter is required pursuant to Section 7(p).

     (h) CF&Co shall have received the certificate required to be delivered pursuant to Section 7(n) on or before the date on which delivery of such certificate is required pursuant to Section 7(n).

     (i) The Shares shall have been duly listed, subject to notice of issuance, on the Exchange, and trading in the Common Stock shall not have been suspended on such market.

     (j) In connection with the Initial Placement, and on each date on which the Company is required to deliver a certificate pursuant to Section 7(n), the Company shall have furnished to CF&Co such appropriate further information, certificates, opinions and documents as CF&Co may reasonably request. All such opinions, certificates, letters and other documents will be in compliance with the provisions hereof. The Company will furnish CF&Co with such conformed copies of such opinions, certificates, letters and other documents as CF&Co shall reasonably request.

     (k) There shall not have occurred any event that would permit CF&Co to terminate this Agreement pursuant to Section 12(a).

     10. Indemnification and Contribution.

     (a) The Company agrees to indemnify and hold harmless CF&Co, the directors, officers, partners, employees and agents of CF&Co and each person, if any, who
(i) controls CF&Co within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, or (ii) is controlled by or is under common control with CF&Co (a "CF&Co Affiliate") from and against any and all losses, claims, liabilities, expenses and damages (including, but not limited to, any and all investigative, legal and other expenses reasonably incurred in connection with, and any and all amounts paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), as and when incurred, to which CF&Co, or any such person, may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based, directly or indirectly, on (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectus or any amendment or supplement to the Registration Statement or the Prospectus, or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Shares under the securities laws thereof or filed with the Commission, (ii) the omission or alleged omission to state in such document a material fact required to be stated in it or necessary to make the statements in it not misleading or (iii) any breach by the Company of any of its representations, warranties and agreements contained in this Agreement; provided that this indemnity agreement shall not apply to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares pursuant to this Agreement and is caused directly by an untrue statement or omission made in reliance on and in conformity with information relating to CF&Co and furnished in writing to the Company by CF&Co expressly stating that such information is intended for inclusion in any document described in clause (a)(i) above. This indemnity agreement will be in addition to any liability that the Company might otherwise have.

     (b) CF&Co agrees to indemnify and hold harmless the Company and its directors and each officer of the Company who signed the Registration Statement, and each person, if any, who (i) controls the Company within the meaning of
Section 15 of the Act or Section 20 of the Exchange Act or (ii) is controlled by or is under common control with the Company (a "Company Affiliate") against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 10(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendments thereto) or any preliminary prospectus or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information relating to CF&Co furnished to the Company by CF&Co expressly stating that such information is intended for use in the Registration Statement (or any amendment thereto) or such preliminary prospectus or the Prospectus (or any amendment or supplement thereto).

     (c) Any party that proposes to assert the right to be indemnified under this Section 10 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 10, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 10 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this
Section 10 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 10 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding. Notwithstanding any other provision of this Section 10(c), if at any time an indemnified party shall have properly requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel for which it is entitled to reimbursement pursuant to this Section 10(c), such indemnifying party agrees that it shall be liable for any settlement effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into, and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement; provided that an indemnifying party shall not be liable for any such settlement effected without its consent if such indemnifying party, at least five days prior to the date of such settlement, (1) reimburses such indemnified party in accordance with such request for the amount of such fees and expenses of counsel as the indemnifying party believes in good faith to be reasonable and (2) provides written notice to the indemnified party that the indemnifying party disputes in good faith the reasonableness of the unpaid balance of such fees and expenses.

     (d) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 10 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or CF&Co, the Company and CF&Co will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than CF&Co, such as persons who control the Company within the meaning of the Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and CF&Co may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and CF&Co on the other. The relative benefits received by the Company on the one hand and CF&Co on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total compensation (before deducting expenses) received by CF&Co from the sale of Shares on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and CF&Co, on the other, with respect to the statements or omission which resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or CF&Co, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and CF&Co agree that it would not be just and equitable if contributions pursuant to this Section 10(d) were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 10(d) shall be deemed to include, for the purpose of this Section 10(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 10(c) hereof. Notwithstanding the foregoing provisions of this
Section 10(d), CF&Co shall not be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 10(d), any person who controls a party to this Agreement within the meaning of the Act, and any officers, directors, partners, employees or agents of CF&Co, will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 10(d), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 10(d) except to the extent that the failure to so notify such other party materially prejudiced the defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 10(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 10(c) hereof.

     11. Representations and Agreements to Survive Delivery. All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of CF&Co, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons),
(ii) delivery and acceptance of the Shares and payment therefor or (iii) any termination of this Agreement.

     12. Termination.

     (a) CF&Co shall have the right by giving notice as hereinafter specified at any time to terminate this Agreement if (i) any Material Adverse Effect, or any development that has actually occurred and that is reasonably expected to cause a Material Adverse Effect has occurred which, in the reasonable judgment of CF&Co, may materially impair the investment quality of the Shares, (ii) the Company shall have failed, refused or been unable, at or prior to any Settlement Date, to perform any agreement on its part to be performed hereunder, (iii) any other condition of CF&Co's obligations hereunder is not fulfilled, or (iv) any suspension or limitation of trading in the Shares or in securities generally on the Exchange shall have occurred. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(f), Section 7(h), Section 7(j), Section 10, Section 11, Section 17 and Section 18 hereof shall remain in full force and effect notwithstanding such termination. If CF&Co elects to terminate this Agreement as provided in this
Section 12, CF&Co shall provide the required notice as specified herein.

     (b) The Company shall have the right, by giving twenty (20) days' notice as hereinafter specified to terminate this Agreement in its sole discretion at any time following the period of six (6) months after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(f), Section 7(h), Section 7(j), Section 10, Section 11, Section 17 and Section 18 hereof shall remain in full force and effect notwithstanding such termination.

     (c) In addition to, and without limiting CF&Co's rights under Section 12(a), CF&Co shall have the right, by giving twenty (20) days' notice as hereinafter specified to terminate this Agreement in its sole discretion at any time following the period of six (6) months after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(f), Section 7(h), Section 7(j), Section 10, Section 11, Section 17 and Section 18 hereof shall remain in full force and effect notwithstanding such termination.

     (d) This Agreement shall remain in full force and effect unless terminated pursuant to Sections 12(a), 12(b) or 12(c) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement shall in all cases be deemed to provide that Section 7(f), Section 7(h), Section 7(j), Section 10, Section 11, Section 17 and Section 18 shall remain in full force and effect.

     (e) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by CF&Co or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

     13. Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to CF&Co, shall be delivered to CF&Co at Cantor Fitzgerald & Co., 135 East 57 Street, New York, New York 10022, fax no. (212) 829-4972, Attention: Marc Blazer, Managing Director, ITD-Investment Banking, with a copy to Philip A. Marber, President and Chief Executive Officer, Institutional Equities, at the same address, with a copy to Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178, fax no. (212) 309-6001,
Attention: Stephen P. Farrell, Esq.; or if sent to the Company, shall be delivered to Excel Maritime Carriers Ltd., Par La Ville Road, Hamilton HM JX, Bermuda, fax no. 30 210 42 82 628, Attention: Christophoros Georgakis, President and Chief Executive Officer, with a copy to Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004, fax no. (212) 480-8421, Attention: Gary J. Wolfe, Esq. Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., eastern time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, "Business Day" shall mean any day on which the Exchange and commercial banks in the city of New York are open for business.

     14. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and CF&Co and their respective successors and the affiliates, controlling persons, officers and directors referred to in
Section 10 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party, provided, however, that CF&Co may assign its rights and obligations hereunder to an affiliate of CF&Co without obtaining the Company's consent.

     15. Adjustments for Stock Splits. The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

     16. Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and placement notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and CF&Co. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

     17. Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

     18. Waiver of Jury Trial. The Company and CF&Co each hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this agreement or any transaction contemplated hereby.

     19. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile transmission.

                  [Remainder of Page Intentionally Blank]

     If the foregoing correctly sets forth the understanding between the Company and CF&Co, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and CF&Co.

                                    Very truly yours,

                                    EXCEL MARITIME CARRIERS LTD.


                                       By:
                                          -------------------------------
                                         Name:  Christophoros Georgakis
                                         Title: President and Chief
                                                Executive Officer


                                    ACCEPTED as of the date
                                    first-above written:

                                    CANTOR FITZGERALD & CO.

                                       By:
                                          -------------------------------
                                         Name:  Philip A. Marber
                                         Title: President and Chief Executive
                                                Officer, Institutional Equities

                                                                      SCHEDULE 1



                             CANTOR FITZGERALD & CO.
                               135 East 57 Street
                            New York, New York 10022

Date


Mr. Christophoros Georgakis
President and Chief Executive Officer
Excel Maritime Carriers Ltd.
Par La Ville Road
Hamilton HM JX, Bermuda


VIA FACSIMILE

                            FORM OF PLACEMENT NOTICE

Dear _________:

This confirms our agreement to sell up to [Insert Number] shares of Common Stock, par value $0.01 per share, of Excel Maritime Ltd., a corporation incorporated under the laws of the Republic of Liberia (the "Company"), pursuant to the SALES AGREEMENT between the Company and Cantor Fitzgerald & Co.("CF&Co"), dated December 6, 2004 (the "Agreement"). Terms used herein but not defined herein shall have the meanings set forth in the Agreement.


Number of Shares to be Sold:
                                  -----------------------------------------

Minimum Price at which
Shares may be Sold:
                                  -----------------------------------------

Date(s) on which Shares
may be Sold:
                                  -----------------------------------------

Underwriting Discount/
Commission:
                                  -----------------------------------------

Manner and capacity in which
shares are to be Sold:
                                  -----------------------------------------


By executing this draw down notice, the parties agree to comply with the aforementioned agreements, and to execute the transaction as described herein:

Placements. The terms set forth in this Placement Notice will not be binding on the Company or CF&Co unless and until the Company delivers written notice of its acceptance of all of the terms of such Placement Notice (an "Acceptance"); provided, however, that neither the Company nor CF&Co will be bound by the terms of a Placement Notice unless the Company delivers to CF&Co an Acceptance with respect thereto prior to 4:30 p.m. (New York time) on the Business Day following the Business Day on which such Placement Notice is delivered to the Company. In the event of a conflict between the terms of the Agreement and the terms of a Placement Notice, the terms of this Placement Notice will control.

Sale of Placement Shares by CF&Co. Subject to the terms and conditions of the Agreement, upon the Acceptance of a Placement Notice, and unless the sale of the Placement Shares described therein has been suspended or otherwise terminated in accordance with the terms of the Agreements, CF&Co will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of this Placement Notice.

CF&Co will provide written confirmation to the Company no later than the opening of the Trading Day next following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the compensation payable by the Company to CF&Co with respect to such sales, and the Net Proceeds (as defined below) payable to the Company.

Notwithstanding anything to the contrary set forth in herein or in the Agreement, the Company acknowledges and agrees that (i) there can be no assurance that CF&Co will be successful in selling Placement Shares, and (ii) CF&Co will incur no liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by CF&Co to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such Placement Shares. For the purposes hereof, "Trading Day" means any day on which the Common Stock is purchased and sold on the principal market on which the Common Stock is listed or quoted.

Suspension of Sales. The Company or CF&Co may, upon notice to the other party in writing or by telephone (confirmed immediately by verifiable facsimile transmission), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair either party's obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Company agrees that no such notice shall be effective against CF&Co unless it is made to one of the individuals named on Schedule 2 to the Agreement, as such Schedule may be amended from time to time.

Settlement of Placement Shares. Unless otherwise specified herein, settlement for sales of Placement Shares will occur on the third (3rd) Business Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each a "Settlement Date"). The amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Placement Shares sold ("Net Proceeds") will be equal to the aggregate sales price at which such Shares were sold, after deduction for (i) CF&Co's commission, discount, or other compensation for such sales payable by the Company pursuant to Section 2 or Schedule 3 of the Agreement, (ii) any other amounts due and payable by the Company to CF&Co pursuant to Section 7(h) of the Agreement, and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

Delivery of Shares. On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting CF&Co's or its designee's account at The Depository Trust Company through its Deposit Withdrawal Agent Commission System or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, CF&Co will deliver the related Net Proceeds in same day funds delivered to an account designated by the Company prior to the Settlement Date. If the Company defaults in its obligation to deliver Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 10 of the Agreement, it will (i) hold CF&Co harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to CF&Co any commission, discount, or other compensation to which it would otherwise have been entitled absent such default.

Very truly yours,

CANTOR FITZGERALD & CO


 By:
       --------------------------------
      Name:
      Title:

By executing this Acceptance the undersigned certifies that (i) all of the representations and warranties contained in the Agreement are true and correct on the date hereof as if made on the date hereof, (ii) the Board of Directors of the Undersigned has approved the terms and conditions of this Placement Notice,
(iii) the Company is in full compliance with its obligations under the Agreement and (iv) all of the conditions precedent to the consummations of the sales contemplated by this Placement Notice has been satisfied. The undersigned undertakes to promptly notify CF&Co in the event that the above certification shall cease to be true and correct during any period in which sales may be made under this Placement Notice.

ACCEPTED as of the date first-above written:


EXCEL MARITIME CARRIERS LTD.


By:
     ------------------------------
     Name:  Christophoros Georgakis
     Title: President and Chief
            Executive Officer

                                                                      SCHEDULE 2




CANTOR FITZGERALD & CO.

Philip A. Marber
Marc J. Blazer
Jeff Lumby
Patrice McNicoll

                                                                      SCHEDULE 3


                           Subsidiaries of the Company
                           ---------------------------


Point Holdings Ltd
Maryville Maritime Inc.
Metropolis Maritime Inc.
Permoflex Corporation
Embroidered Shipping Inc.
King Tut Finance Inc.
Thurman Int. Ltd
Storler Shipping Company Limited
Becalm Shipping Company Limited
Maldex Shipping Company Limited
Tortola Shipping Company Limited
Centel Shipping Company Limited

                                                                 Exhibit 8(e)(1)


            Matters to be covered by initial Company Counsel Opinion
            --------------------------------------------------------



     (i) The Company and each of its [Liberian] Subsidiaries
[_______________________] (each a "Subsidiary" and collectively, the "Subsidiaries") has been duly incorporated and is validly existing as a corporation in good standing under the laws of the of the Republic of Liberia with all requisite corporate power and authority to own, lease and operate its properties and other assets and to conduct its business as described in the Registration Statement or Prospectus;

     (ii) The authorized capital stock of the Company and each Subsidiary conforms as to legal matters to the description thereof contained in the Registration Statement or Prospectus;

     (iii) The Sales Agreement (the "Sales Agreement") between the Company and Cantor Fitzgerald & Co. ("CF&Co") has been duly authorized, executed, and delivered by the Company;

     (iv) The Company's execution and delivery of, and performance of its obligations under the Sales Agreement do not (i) violate or breach the Articles of Incorporation or By-laws or any similar governing instrument of the Company or any [Liberian] Subsidiary, (ii) violate, breach or result in a default under, any existing obligation of the Company or any Liberian Subsidiary under any agreement filed as an exhibit to or incorporated by reference in the Company's most recent report on Form 20-F or in the Registration Statement, or (iii) breach or otherwise violate any existing obligation of the Company or any Liberian Subsidiary under any order, judgment or decree of any Liberian or United States federal court, governmental entity or administrative agency binding on the Company or any Liberian Subsidiary or breach or violate any law, statute, rule, regulation or ordinance of the Republic of Liberia, the United States or the State of New York, or (iv) result in the creation or imposition of any lien, charge, claim or encumbrance upon any property or assets of the Company or any Liberian Subsidiary, except, with respect to (ii) and (iv) above, for breaches, violations, defaults, liens, charges, claims or encumbrances that would not reasonably be expected to have a material adverse effect on the assets, business, operations, earnings, properties or condition of the Company or any Liberian Subsidiary;

     (v) No consent, approval, authorization, order, license, registration or qualification of or filing with, any Liberian, United States federal or New York State court or governmental agency or body is required for the consummation of the issuance and sale of the Shares and the transactions contemplated by the Sales Agreement by the Company, except such as have been obtained under the Securities Act and such as may be required under state securities laws;

     (vi) The Shares to be issued and sold by the Company pursuant to the Placement Notice have been duly authorized, and, when issued and delivered to and paid for by the purchasers thereof in accordance with the terms of the Sales Agreement and a Placement Notice, will be validly issued, fully paid and nonassessable and, to the best of our knowledge, free of preemptive rights;

     (vii) The Registration Statement has become effective under the Securities Act and, to the best of our knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been instituted by the Commission;

     (viii) The Registration Statement, when it became effective, and the Prospectus and any amendment or supplement thereto, on the date of filing thereof with the Commission, complied as to form in all material respects with the requirements for registration statements on Form F-3 under the Securities Act and the rules and regulations of the Commission thereunder, and each of the documents incorporated by reference in the Registration Statement or the Prospectus, or any amendment or supplement thereto, on the date of filing thereof with the Commission, complied as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission thereunder; it being understood, however, that we express no opinion with respect to the financial statements, schedules or other financial data included or incorporated by reference in, or omitted from, the Registration Statement or the Prospectus or any other document;

     (ix) The statements set forth in the Prospectus under the captions "Risk Factors," "Description of Capital Stock," "Tax Considerations" and in the Registration Statement in Item 8, insofar as such statements constitute a summary of legal matters or legal conclusions, are accurate in all material respects;

     (x) To the best of our knowledge and other than as set forth in the Prospectus, there are no legal or governmental investigations, actions, suits or proceedings pending or threatened or affecting the Company or any Liberian Subsidiary or any of their properties or to which the Company or any Liberian Subsidiary is or may be a party or to which any property of the Company or any Liberian Subsidiary is or may be the subject that are required to be described in the Prospectus that are not described as required;

     (xi) To the best of our knowledge, there is no document or contract of a character required to be described or referred to in the Registration Statement or the Prospectus or to be filed as exhibits thereto by the Securities Act other than those described or referred to in the Registration Statement or the Prospectus or filed as exhibits thereto, and the descriptions thereof or references thereto are accurate in all material respects;

     (xii) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of CF&Co to Liberia or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Shares to or for the respective accounts of CF&Co;

     (xiii) Neither the Company nor any of the Liberian Subsidiaries is, or following consummation of the transactions contemplated by Sales Agreement and the application of the proceeds of the sale of an any Placement Shares will be, an "investment company," as such term is defined in the Investment Company Act of 1940, as amended.

     In addition, we have participated in conferences with officers and other representatives of the Company, representatives of the independent public accountants for the Company, and your representatives, at which the contents of the Registration Statement and the Prospectus and related matters were discussed and, although we are not passing upon, and do not assume any responsibility for, the accuracy, completeness or fairness of the statements contained or incorporated by reference in the Registration Statement and the Prospectus and have not made any independent check or verification thereof, during the course of such participation, no facts came to our attention that caused us to believe that the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus, as of its date, contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; it being understood that we express no belief with respect to the financial statements, schedules and other financial and statistical data included or incorporated by reference in the Registration Statement or the Prospectus.

     * Note: "Registration Statement" and "Prospectus" will be defined to include documents incorporated by reference therein ("Incorporated Documents").

                                                                 Exhibit 8(e)(2)


          Matters to be covered by subsequent Company Counsel Opinions
          ------------------------------------------------------------


     (i) The Company and each of its Liberian Subsidiaries
[_______________________] (each a "Subsidiary" and collectively, the "Subsidiaries") has been duly incorporated and is validly existing as a corporation in good standing under the laws of the of the Republic of Liberia with all requisite corporate power and authority to own, lease and operate its properties and other assets and to conduct its business as described in the Registration Statement or Prospectus;

     (ii) The authorized capital stock of the Company and each Subsidiary conforms as to legal matters to the description thereof contained in the Registration Statement or Prospectus;

     (iii) The Sales Agreement (the "Sales Agreement") between the Company and Cantor Fitzgerald & Co. ("CF&Co") has been duly authorized, executed, and delivered by the Company;

     (iv) The Company's execution and delivery of, and performance of its obligations under the Sales Agreement do not (i) violate or breach the Articles of Incorporation or By-laws or any similar governing instrument of the Company or any Liberian Subsidiary, (ii) violate, breach or result in a default under, any existing obligation of the Company or any Liberian Subsidiary under any agreement filed as an exhibit to or incorporated by reference in the Company's most recent report on Form 20-F or in the Registration Statement, or (iii) breach or otherwise violate any existing obligation of the Company or any Liberian Subsidiary under any order, judgment or decree of any Liberian or United States federal court, governmental entity or administrative agency binding on the Company or any Liberian Subsidiary or breach or violate any law, statute, rule, regulation or ordinance of the Republic of Liberia, the United States or the State of New York, or (iv) result in the creation or imposition of any lien, charge, claim or encumbrance upon any property or assets of the Company or any Liberian Subsidiary, except, with respect to (ii) and (iv) above, for breaches, violations, defaults, liens, charges, claims or encumbrances that would not reasonably be expected to have a material adverse effect on the assets, business, operations, earnings, properties or condition of the Company or any Liberian Subsidiary;

     (v) No consent, approval, authorization, order, license, registration or qualification of or filing with, any Liberian, United States federal or New York State court or governmental agency or body is required for the consummation of the issuance and sale of the Shares and the transactions contemplated by the Sales Agreement by the Company, except such as have been obtained under the Securities Act and such as may be required under state securities laws;

     (vi) The Shares to be issued and sold by the Company pursuant to the Placement Notice have been duly authorized, and, when issued and delivered to and paid for by the purchasers thereof in accordance with the terms of the Sales Agreement and a Placement Notice, will be validly issued, fully paid and nonassessable and, to the best of our knowledge, free of preemptive rights;

     (vii) The Registration Statement has become effective under the Securities Act and, to the best of our knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been instituted by the Commission;

     (viii) The Registration Statement, when it became effective, and the Prospectus and any amendment or supplement thereto, on the date of filing thereof with the Commission, complied as to form in all material respects with the requirements for registration statements on Form F-3 under the Securities Act and the rules and regulations of the Commission thereunder, and each of the documents incorporated by reference in the Registration Statement or the Prospectus, or any amendment or supplement thereto, on the date of filing thereof with the Commission, complied as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission thereunder; it being understood, however, that we express no opinion with respect to the financial statements, schedules or other financial data included or incorporated by reference in, or omitted from, the Registration Statement or the Prospectus or any other document;

     (ix) The statements set forth in the Prospectus under the captions "Risk Factors," "Description of Capital Stock," "Tax Considerations" and in the Registration Statement in Item 8, insofar as such statements constitute a summary of legal matters or legal conclusions, are accurate in all material respects;

     (x) To the best of our knowledge and other than as set forth in the Prospectus, there are no legal or governmental investigations, actions, suits or proceedings pending or threatened or affecting the Company or any Liberian Subsidiary or any of their properties or to which the Company or any Liberian Subsidiary is or may be a party or to which any property of the Company or any Liberian Subsidiary is or may be the subject that are required to be described in the Prospectus that are not described as required;

     (xi) To the best of our knowledge, there is no document or contract of a character required to be described or referred to in the Registration Statement or the Prospectus or to be filed as exhibits thereto by the Securities Act other than those described or referred to in the Registration Statement or the Prospectus or filed as exhibits thereto, and the descriptions thereof or references thereto are accurate in all material respects;

     (xii) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of CF&Co to Liberia or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Shares to or for the respective accounts of CF&Co;

     (xiii) Neither the Company nor any of the Liberian Subsidiaries is, or following consummation of the transactions contemplated by Sales Agreement and the application of the proceeds of the sale of an any Placement Shares will be, an "investment company," as such term is defined in the Investment Company Act of 1940, as amended.

     In addition, we have participated in conferences with officers and other representatives of the Company, representatives of the independent public accountants for the Company, and your representatives, at which the contents of the Registration Statement and the Prospectus and related matters were discussed and, although we are not passing upon, and do not assume any responsibility for, the accuracy, completeness or fairness of the statements contained or incorporated by reference in the Registration Statement and the Prospectus and have not made any independent check or verification thereof, during the course of such participation, no facts came to our attention that caused us to believe that the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus, as of its date, contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; it being understood that we express no belief with respect to the financial statements, schedules and other financial and statistical data included or incorporated by reference in the Registration Statement or the Prospectus.

     * Note: "Registration Statement" and "Prospectus" will be defined to include documents incorporated by reference therein ("Incorporated Documents").

                                                                 Exhibit 8(f)(1)


            Matters to be covered by Special Counsel Opinion (Cyprus)
            ---------------------------------------------------------


     (i) Each of the Company's Cypriot Subsidiaries has been duly incorporated and is validly existing as a limited liability company under the laws of Cyprus, is in good standing, is duly qualified and authorized to do business and has all requisite power and authority necessary to own and operate its respective vessel and to conduct its business as described in the Registration Statement or Prospectus (except where the failure to so qualify would not in the aggregate, have a material adverse effect on the Company and the Company's Cypriot Subsidiaries taken as a whole); and all of the authorized share capital of each Cypriot Subsidiary has been duly and validly issued, is fully paid, and is owned directly or indirectly by the Company, free and clear of any liens or statutory pledge (such counsel being entitled to rely in respect of matters of fact upon certificates of officers of the Company or its Cypriot Subsidiaries, provided that such counsel shall state that they believe that both CF&Co and they are justified in relying upon such certificates);

     (ii) Each of the vessels listed on a schedule to such opinion (being the vessels owned by the Company's Cypriot Subsidiaries) is duly and validly registered as a vessel in the sole ownership of the entity indicated as the "Owning Entity" of such vessel on such schedule under the laws of Cyprus; that each of said entities has good and marketable title thereto, free of defects of title of record and free of registered encumbrances, except as indicated on such schedule or as disclosed in the Registration Statement or Prospectus; and that each such vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of Cyprus as would affect its registry with the Registrar of Cyprus Ships;

     (iii) To the best knowledge of such counsel, there are no legal or governmental actions, suits, proceedings or investigations pending or threatened, against the Cypriot Subsidiaries, or as to which the business, assets, or property of such Subsidiaries would be subject or bound that are required to be described in the Registration Statement or Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required; and

     (iv) The issuance and sales of the Shares by the Company pursuant to the Sales Agreement and the consummation of the transactions contemplated therein will not result in the violation by any Cypriot Subsidiary of the Company of its Memorandum and Articles of Association or any Cypriot statute, rule or regulation known to such counsel to be applicable to any such Subsidiary.

                                                                Exhibit 8(f)(2)


      Matters to be covered by Subsequent Special Counsel Opinion (Cyprus)
      --------------------------------------------------------------------


     (i) Each of the Company's Cypriot Subsidiaries has been duly incorporated and is validly existing as a limited liability company under the laws of Cyprus, is in good standing, is duly qualified and authorized to do business and has all requisite power and authority necessary to own and operate its respective vessel and to conduct its business as described in the Registration Statement or Prospectus (except where the failure to so qualify would not in the aggregate, have a material adverse effect on the Company and the Company's Cypriot Subsidiaries taken as a whole); and all of the authorized share capital of each Cypriot Subsidiary has been duly and validly issued, is fully paid, and is owned directly or indirectly by the Company, free and clear of any liens or statutory pledge (such counsel being entitled to rely in respect of matters of fact upon certificates of officers of the Company or its Cypriot Subsidiaries, provided that such counsel shall state that they believe that both CF&Co and they are justified in relying upon such certificates)

     (ii) Each of the vessels listed on a schedule to such opinion (being the vessels owned by the Company's Cypriot Subsidiaries) is duly and validly registered as a vessel in the sole ownership of the entity indicated as the "Owning Entity" of such vessel on such schedule under the laws of Cyprus; that each of said entities has good and marketable title thereto, free of defects of title of record and free of registered encumbrances, except as indicated on such schedule or as disclosed in the Registration Statement or Prospectus; and that each such vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of Cyprus as would affect its registry with the Registrar of Cyprus Ships;

     (iii) To the best knowledge of such counsel, there are no legal or governmental actions, suits, proceedings or investigations pending or threatened, against the Cypriot Subsidiaries, or as to which the business, assets, or property of such Subsidiaries would be subject or bound that are required to be described in the Registration Statement or Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required; and

     (iv) The issuance and sales of the Shares by the Company pursuant to the Sales Agreement and the consummation of the transactions contemplated therein will not result in the violation by any Cypriot Subsidiary of the Company of its Memorandum and Articles of Association or any Cypriot statute, rule or regulation known to such counsel to be applicable to any such Subsidiary.

                                                                   Exhibit 8(i)


                              OFFICER'S CERTIFICATE


     I, Christophoros Georgakis, the President and Chief Executive Officer of Excel Maritime Carriers Ltd. ("Company"), a Liberian corporation, do hereby certify in such capacity and on behalf of the Company, pursuant to Section 7(n) of the Sales Agreement dated December 6, 2004 (the "Sales Agreement") between the Company and Cantor Fitzgerald & Co., to the best of my knowledge that:

     (i) The representations and warranties of the Company in Section 6 of the Sales Agreement are true and correct on and as of the date hereof, with the same force and effect as if expressly made on and as of the date hereof; and

      (ii) The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof.






                                    By:
                                       --------------------------
                                       Christophoros Georgakis
                                       President and Chief
                                       Executive Officer


December ___, 2004




02545.0001 #532092